Mail Stop 3010

VIA EDGAR AND FEDEX

September 3, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Barros
Special Counsel

Re:	Graham Alternative Investment Fund II LLC
Amendment No. 2 to Form 10
Filed September 3, 2010
File No. 000-53967

Ladies and Gentlemen:

           On behalf of this firm’s client, Graham Capital Management, L.P. (the “Manager”), the manager of Graham Alternative Investment Fund II LLC (the “Registrant” or “Fund”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Registrant’s registration statement on Form 10 filed with the Commission on September 3, 2010 (the “Registration Statement”).  This letter responds to the Commission Staff’s comment letter of July 26, 2010 (the “Letter”) to the Registration Statement.  For your convenience, this letter restates the comments from your Letter and responds to the issues in the order set forth therein.  Defined terms used in this letter but not otherwise defined shall have their meaning as set forth in the Registration Statement.

General

1.	Your response to comment four in our letter dated May 28, 2010 has been referred to the Division of Investment Management and is currently still under review.

2.
We note your response to comment six in our letter dated May 28, 2010 but are reissuing the comment in part.  Throughout the registration statement you refer to relationships with various third parties, such as JPMorgan Chase Bank N.A. and Bank of America, N.A.  Please include these agreements as exhibits to the registration statement.  Please see Item 601(b)(10) of Regulation S-K.

A copy of the account agreement between Graham Cash Assets LLC and Bank of America, N.A. has been included as an exhibit to the Registration Statement.  This agreement governs the account through which Graham Cash Assets LLC holds US Treasury securities and other securities issued or guaranteed by corporations in which the United States has a direct or indirect interest (e.g., U.S. government agency securities) which have been designated pursuant to section 3(a)(12) of the Securities Exchange Act of 1934 as exempted securities and which constitute the majority of the assets of the Fund.

The Master Funds through which the Fund conducts its trading operations maintain numerous relationships with clearing brokers and other OTC counterparties.  The relationships between the Master Funds and their clearing brokers and OTC counterparties are governed by standardized brokerage and counterparty agreements.  These standardized agreements provide the framework within which individual transactions are entered into and confirmations issued with respect to specific transactions; however, they do not contain information about the terms of specific trades or transactions.  Accordingly, the Registrant does not believe that these agreements contain material information that would be helpful to investors (and in fact similar agreements are not be required to be filed on behalf of a registered investment company under the Investment Company Act of 1940).  Accordingly, the Registrant does not believe that the agreements referred to in your comment should be included as exhibits in this Registration Statement.

3.
We note your response to comment seven in our letter dated May 28, 2010 but are reissuing the comment.  We also note your statement in the response letter that the Disclosure Document does not provide disclosure concerning the individual master funds in which each Portfolio invests, or the various trading programs used by each master fund and that given the wide range of trading strategies and programs used by the Manager, you do not believe that additional disclosure about the nature of the trading programs used by the Manager would provide any meaningful assistance to investors.  We believe, however, that information about the master funds you have recently invested in provides material information to investors regarding you and your strategies.  Please identify the different master funds you have invested in over the past two years, the focus of each master fund, who manages each of those funds and why those particular funds were selected.  Disclose the portion of your assets in each such master fund as of the end the last two fiscal years.

The Manager is a large multi-strategy asset manager that uses internally-developed, systematic and discretionary trading strategies to manage assets for the Registrant and other clients.  However, the Registrant is not either a multi-manager fund or a fund-of-funds, and should not be considered as such.  All of the assets of the Registrant are managed by the Manager, and none of the assets of the Registrant are allocated to unrelated third party managers or invested in master funds managed by unrelated third party managers.  All of the Master Funds in which the Registrant invests are managed by the Manager.

The Manager allocates the assets of the Registrant among the Master Funds as a way of managing risk related to individual trading strategies, and achieving efficiencies and economies of scale by permitting multiple investment funds sponsored by the Manager to co-invest with each other in particular strategies.  The allocation of the assets of each feeder fund, including the Registrant, among the Manager’s different models and strategies varies from feeder fund to feeder fund based on each feeder fund’s investment objectives, risk tolerance, etc.

With respect to the Blended Strategies Portfolio of the Registrant, the portfolio managers employed by the Manager that trade on behalf of that portfolio operate as part of a large team selected by and overseen by the Manager’s Investment Committee.  The Systematic Strategies Portfolio currently invests all of its assets allocated to trading in a single Master Fund that trades the Manager’s K4D-15V Program. The Blended Strategies portfolio of the Registrant currently allocates its assets designated for trading among 7 Master Funds, including the Master Fund that trades the Manger’s K4D-15V Program.  The Master Funds in which the Registrant invests are identified in the annual audited financial statements of the Registrant as well as the unaudited financial statements of the Registrant that are filed with the Registrant’s quarterly reports on Form 10-Q.

The Manager respectfully disagrees with the suggestion that providing greater detail about these various trading strategies, which change on a regular, constant, ongoing basis, will be helpful or meaningful to investors.  We respectfully suggest that an extensive description of the algorithms and data inputs employed by the quantitative and discretionary strategies of the Manager will not help investors to understand better how the Manager manages assets, or help them to assess risks or predict the likely success or failure of its models and strategies.  Investors selecting the Manager are doing so specifically on the basis of its past track record in developing and allocating assets among a blend of strategies, trading models and portfolio managers that changes on a constant basis.

As we noted in our letter to the Commission dated June 24, 2010, the Manager is required to prepare and distribute to all prospective investors a Disclosure Document that has been prepared in accordance with Commodity Futures Trading Commission (“CFTC”) rules, and that must be updated and filed with, and reviewed by, the National Futures Association (“NFA”) no less frequently than once every nine months. The Registrant’s Disclosure Document was most recently filed with and reviewed by the NFA in June 2010.  As required by applicable CFTC rules, the Disclosure Document includes very detailed information about the performance record of the Registrant, far more detailed information, in fact, than is required from mutual funds or other investment vehicles subject to the Commission’s rules.  This reflects that the CFTC has over the course of years of regulating the futures industry adopted a somewhat different approach, reflecting different perspectives and priorities, than the Commission Staff.

Part IV of the CFTC’s rules governing the Disclosure Document require, among other things, “A description of the trading and investment programs and policies that will be followed by the offered pool …. This description must include, if applicable, an explanation of the systems used to select commodity trading advisors, investee pools and types of investment activity to which pool assets will be committed.”  The NFA has determined, based on its understanding of the investment programs offered by the Fund, that additional disclosure concerning the specific Master Funds and strategies in which the Fund invests is not required for the Disclosure Document.

Item 1. Business

General Development of Business, page 1

4.
We note your added disclosure that the Fund is not required to provide prior, or any, notice to investors regarding additions or deletions of trading programs.  Please advise us if such updates and modifications to your trading programs will be disclosed in your annual report to shareholders on Form 10-K pursuant to Items 101 and 303 of Regulations S-K.  We may have further comment.

The financial statements of the Fund to be included in the annual reports to investors on Form 10-K will identify the Master Funds in which the Fund has invested during the periods covered in the financial statements.  For the reasons noted in response to 3 above, although the Manager does anticipate attempting to identify and analyze material conditions and developments that contributed to its success or failure, the Manager does not anticipate ordinarily providing additional detail in such reports regarding individual trading strategies used by the Manager.

5.
We note your response to comment 10 in our letter dated May 28, 2010 and your revised disclosure that the fund will terminate on any date that the Manager elects to dissolve the fund.  Please revise your disclosure to clarify if the Manager can dissolve the fund in its sole discretion.  Please consider adding a risk factor to highlight to investors that the manager has sole discretion to dissolve the fund.

A risk disclosure has been added to address your comment.  See page 14.

(iii) The Trading Program, page 3

6.
We note your response to comment 13 in our letter dated May 28, 2010 but are reissuing the comment as we are unable to locate where in the Form 10 this change was made.  Please disclose the current leverage of the Fund and the maximum possible leverage of the Fund.

Disclosure regarding the Fund’s margin requirements appears in “Item 2.  Liquidity.”  In the context of a commodity pool such as the Fund, expressing leverage in terms of margin requirements is a NFA-endorsed practice and is common practice in the industry.  We note that the Registrant’s discussion of margin requirements as a means of expressing leverage is nearly equivalent to that discussion appearing in the registration statement filed on Form 10 for Citigroup Abingdon Futures Fund L.P.  The Fund’s use of leverage is also described in “Item 1. Risk Factors.”   See pages 12 and 14.

Discretionary Trading Program, page 5

7.	We note your added disclosure regarding drawdown limits but this concept still is unclear. Please revise to clearly explain this concept.

The disclosure has been revised to address your comment.

Systematic Trading Program, page 7

8.
We note your response to comment 20 in our letter dated May 28, 2010 but are reissuing the comment as we believe that this disclosure would be helpful to investors.  We note that the Manager may employ discretion in certain aspects of its systematic trading program.  Please provide some specific examples, if any, where the Manager has employed such discretion in the past and its effect on the Fund.

Disclosure has been added to address your comment.  See page 8.

9.	We note your response to comment 21 in our letter dated May 28, 2010 and your added disclosure. Please revise to clarify the degree of risk and volatility that is consistent with the Fund’s profile.

The disclosure has been revised to address your comment.

Incentive Allocation, page 11

10.
Please provide additional disclosure explaining the concept of “high water marks” and “loss carryforwards” as these concepts relate to the calculation and payment of the quarterly Incentive Allocation.

The disclosure has been revised to address your comment.

Conflicts of Interest, page 15

11.
We note your response to comment 27 in our letter date May 28, 2010 and reissue that comment in part.  Please describe the Manager’s process for resolving conflicts and allocating assets to the various funds.  Please disclose any recent conflicts and how they were resolved.

Disclosure has been added to address your comment.  See page 16.  Note that to date none of the Manager’s trading strategies employed for the Fund has been subject to any capacity limits, and therefore there has been no need to limit the participation of any feeder fund based on capacity.

Regulation, page 17

12.
We note your response to comment 29 in our letter dated May 28, 2010 but are reissuing the comment in part as we are unable to locate where in the Form 10 changes were made regarding pending legislation.  Please describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice.  Discuss how such limits would impact your trading strategy.  Please expand any related risks in the Risk Factors section accordingly.

Disclosure has been added to address your comment.  See page 15.

Item 2. Financial Information, page 18

13.
We note your response to comment 31 in our letter dated May 28, 2010 but are reissuing the comment.  Your MD&A still does not discuss the causes for material changes from year to year in line items of the financial statements.  Item 303 of Regulation S-K requires the MD&A to include a discussion of the causes for the changes.  In addition, this discussion should include analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).  In that release, we explained that, “MD&A requires … an ‘analysis’ of known material trends, events, demands, commitments and uncertainties.  MD&A should not be merely a restatement of financial statement information in a narrative form …. A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.

Disclosure has been added to address your comment.  See pages 19-31.

14.
We note your response to comment 32 in our letter dated May 28, 2010 but are reissuing the comment in part.  Please disclose the allocation by sector of your total fund assets as of the end of the last two fiscal years.

Disclosure has been added to address your comment.  See pages 23, 25 and 28.

15.
We note your response to comment 34 in our letter dated May 28, 2010 but are reissuing the comment as we are unable to locate where in the Form 10 this change was made.  We note your disclosure that daily reporting of Value-at-Risk (VaR) enables the risk management team and the Investment Committee to observe the strategy’s adherence to its investment profile as well as market exposure.  Please consider providing disclosure of VaR throughout the year based on your investment types for the last two fiscal years on a weighted average basis, or tell us why you believe this additional disclosure would not be useful to investors.

The Investment Committee’s use of VaR data is one of many statistical measures used by the committee to evaluate the strategy’s investment profile and market exposure.  The Fund believes that it is not in the best interest of investors for it to provide VaR data as requested as it may have the tendency to improperly overemphasize the Manager’s consideration of the VaR data.  Similarly the Fund does not include VaR data in its Disclosure Document.  The Fund believes that providing investment level VaR data on a weighted average basis could be misleading to an investor as the standalone VaR for each investment type would ignore any potential correlation benefit across investment types the Fund itself may experience.  Finally, as a smaller reporting company, the Fund is exempt from the requirement to provide quantitative disclosure of market risk, which includes VaR disclosure.

Liquidity, page 20

16.	Please disclose whether or not through March 31, 2010, the Fund experienced any margin calls. If so, please describe the circumstances surrounding such margin calls.

Disclosure has been added to address your comment.  See page 29.

Item 5. Directors and Executive Officers, page 28

17.
We note your response to comment 38 in our letter dated May 28, 2010 in which you state that you do not believe Items 401 and 403 of Regulation S-K apply to the executive officers of the Manager.  Please either provide us a more detailed explanation of why you do not believe Items 401 and 403 of Regulation S-K apply to the executive officers of the Manager or, alternatively, please revise to provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Manager.  Please refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act.

Disclosure has been added to address your comment.  See page 31.  Information is provided as to the executive officers of the Manager.

Item 11.  Description of Registrant’s Securities to be Registered, page 26

18.
We note your response to comment 40 in our letter dated May 28, 2010 but are reissuing the comment in part as we are unable to locate where in the Form 10 changes were made regarding certain information related to redemption requests.  Please disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled.  Please also disclose the average price of units redeemed.

Disclosure has been added to address your comment.  See page 34.

Financial Statements, Years Ended December 31, 2009 and 2008

Graham Alternative Investment Fund I LLC

Statements of Operations, page A-3

19.
We note your response to comment 41 in our letter dated May 28, 2010.  It appears that ASC 946-225-45-9 addresses class specific expenses but does not address the presentation of class specific revenues or a class specific net income amount.  Your presentation of the statements of operations of the Fund does not appear to comply with Rule 5-03 of Regulation S-X and it appears that you have presented non-GAAP financial measures that do not appear to comply with Item 10(e) of Regulation S-K.  Please amend.

We believe that the Fund’s presentation of all items of income and expense related to the portfolios is in compliance with GAAP, Rule 5-03 of Regulation S-X, and that no item presented in the statement of operations is governed by, nor prohibited by, Item 10 of Regulation S-K.

Rule 5-03 of Regulation S-X identifies the various line items which should appear on the face of the income statement and provides guidelines for combining similar items under certain thresholds.  It references Rule 4-01, which states that the information required with respect to any financial statement shall be furnished as a minimum requirement, to which shall be added such further material information as is necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.  Rule 5-03 does not prohibit at any point the disclosure of any item on a share class or, in the case of the Fund, a portfolio level basis.

As described in the notes to the audited financial statements, the Blended Strategies Portfolio invests in the Graham Alternative Investment Trading LLC and the Systematic Strategies Portfolio invests in the Graham Alternative Investment Trading II LLC.  The strategies employed by Graham Alternative Trading LLC and Graham Alternative Trading II LLC are very different and the results from each are specifically and separately allocated to the Blended and Systematic Strategies Portfolios respectively.  All items of income and expense displayed in the statement of operations are specific to each group of shares (i.e., portfolio level income and expenses). Presenting combined income and expense in the manner suggested by your comment would not allow an investor to determine the results of operations for the strategy in which the investor is invested.   Presenting the financials in the manner set forth in the Registration Statement provides each investor with a clear picture of the results of operations related to the portfolio in which the investor is invested.  This presentation is consistent with the per share and portfolio information which is presented in the financial highlights footnote to the financial statements.

Regulation S-K sets forth the requirements applicable to the content of non-financial statement portions of registration statements and states that a registrant must not present non-GAAP financial measures on the face of the financial statements prepared in accordance with GAAP or in the accompanying notes.  The rule clearly defines non-GAAP financial measures as a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that:

(i) Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii) Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

The rule further states that non-GAAP financial measures to which this rule relates exclude (i) operating and other statistical measures and (ii) statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.  We believe that all line items of income and expense presented on the statement of operations for the Blended Strategies Portfolio and the Systematic Strategies Portfolio are calculated and presented in accordance with GAAP and therefore would not require any of the adjustments set forth above that would cause them to be considered non-GAAP.  Based on these facts, all amounts presented in the statement of operations should be considered GAAP based and therefore not precluded from being displayed in the statement of operations.

While the Fund is not a registered investment company and therefore is not governed by Section 6 of Regulation S-X, we believe that in certain instances Section 6 more closely follows the line of business in which the Fund is engaged and is therefore pertinent as reference guidance to generally accepted industry standards.  Regulation 6-03(j) states that information shall be given as if each class or series of an investment company were a separate investment company.

Further to the authoritative guidance above which we have relied upon in determining the level on which to report the results of operations of the Fund in accordance with GAAP, we note several other filers whose presentation of the statements of operations are consistent with those of the Fund, including Grant Park Futures Fund Limited Partnership and Frontier Fund.

Graham Alternative Investment Trading LLC

Condensed Schedule of Investments as of December 31, 2009, pages A-22 to A-29

20.
We note your response to comment 45 in our letter dated May 28, 2010 and that your Condensed schedule of investments for each Master Fund provides a complete schedule of the investments for each Master Fund as opposed to a pro-rata presentation of each item.  Please revise your financial statements to present your condensed schedule of investments for each Master Fund within Note 3.  Investments in Master Funds.  In addition, revise the information presented in your condensed schedule of investments for each Master Fund which would allow the reader to easily reconcile to the information currently presented on page A-50.  Lastly, please ensure similar changes are made to your disclosures for the investments in Graham Cash Assets LLC and Graham Cash Assets II LLC.

The condensed schedules of investments of each Master Fund have been presented along with the condensed schedule of investments of the Fund because we believe the statements are clearly labeled as such and are presented in a location where they are most useful to the reader.  We are not aware of any authoritative guidance which requires these schedules to be presented in the footnotes along with other information related to the Master Funds or that otherwise suggests that they be presented in a location other than where they are presented in the financial statements.

The information presented in the condensed schedule of investments of each Master Fund is in compliance with GAAP as detailed in ASC 946-210-50-4 and does not require any revisions to reconcile with the related financial amounts presented elsewhere in the financial statements.  The financial information of the Master Funds presented in Footnote 3 to the financial statements begins on page A-49 of the Registration Statement. Included in this footnote is the statements of financial condition and operations of the Master Funds, the Fund’s percentage of ownership in the Master Funds, the fair value classification (required under GAAP ASC 820), the derivative activities and the trading gains and losses segregated by underlying risk and contract type (required under GAAP ASC 815).

For illustration purposes, we refer to Graham Commodity Strategies LLC, a Master Fund in which the Fund held an investment as of December 31, 2009.  The value of the Fund’s investment in this Master Fund as well as the percentage of the Fund’s NAV which this investment represents is detailed on the Fund’s schedule of investments located on page A-22.  Page A-23 shows the condensed schedule of investments of the Master Fund.  The total net investments listed on this schedule are $487,337.  This amount can also be found on the statement of financial condition of this Master Fund on page A-50 under the caption “Derivative financial instruments, at fair value.”  Please note that all amounts on the statement of financial condition are presented after giving effect to netting agreements in compliance with GAAP.  Page A-53 details fair value classification of these investments broken out between long and short positions.  You will find that these amounts are in agreement with the condensed schedule of investments on page A-23. Page A-55 details the total notional exposure of the derivative positions held as of the balance sheet date, presented on a gross basis before giving effect to counterparty netting as required by ASC 815.  While the notional amounts are not presented elsewhere in the financial statements the derivative asset and liability amounts agree to the schedule of investments of the Master Fund in total. To illustrate these relationships we offer the following example:

Investment in Graham Commodity Strategies LLC as of December 31, 2009 per the Fund's condensed schedule of investments (pg A-22)	$763,431
Net asset value of Graham Commodity Strategies LLC as of December 31, 2009 per the statement of financial condition (pg A-50)	$9,826,423
Fund's ownership in Graham Commodity Strategies LLC as calculated ($763,431 / $9,826,423)	7.77%
Fund's ownership in Graham Commodity Strategies LLC as disclosed (pg A-50)	7.77%
Difference	0.00%

Graham Commodity Strategies LLC total investments per its condensed schedule investments (pg A-23)	$487,337
Graham Commodity Strategies LLC total investments per its statement of financial condition (pg A-50, line item "Derivative financial instruments, at fair value")	$487,337
Graham Commodity Strategies LLC total investments per its fair value disclosure (pg A-53) - $15,640,206 - $15,152,869	$487,337
Graham Commodity Strategies LLC total investments per its derivative exposure disclosure (pg A-55) - $20,799,665 - $20,312,328	$487,337
Difference	$-

Graham Commodity Strategies LLC net realized loss on investments and net increase in appreciation on investments per its statement of operations (pg A-50) - ($5,490,440) + 12,801,182	$7,310,742
Graham Commodity Strategies LLC net gain on all financial instruments for the year ended December 31, 2009 per the gain and loss by underlying risk disclosure (pg A-58)	$7,310,742
Difference	$-

While we have chosen this Master Fund as a representative example, the relationships between the tables and statements is consistent for all other Master Funds. The presentation is in compliance with all GAAP requirements and conforms to standard industry practice.

A similar example for Graham Cash Assets LLC:

Investment in Graham Cash Assets LLC as of December 31, 2009 per the Fund's statement of financial condition (pg A-21)	$289,831,323
Net asset value of Graham Cash Assets LLC as of December 31, 2009 per the statement of financial condition (pg A-59)	$1,912,608,386
Fund's ownership in Graham Cash Assets LLC as calculated ($289,831,323 / $1,912,608,386)	15.15%
Fund's ownership in Graham Cash Assets LLC as disclosed (pg A-59)	15.15%
Difference	0.00%

Graham Cash Assets LLC total investments per its condensed schedule investments (pg A-29)	$1,421,913,802
Graham Cash Assets LLC total investments per its statement of financial condition (pg A-59, line item "Investments in fixed income securities, at fair value")	$1,421,913,802
Graham Cash Assets LLC total investments per its fair value disclosure (pg A-60)	$1,412,913,802
Difference	$-

3. Investment in Master Funds, page A-49

21.	We note your response to comment 46 in our letter dated May 28, 2010. Please address the following:

a.
Given your ownership percentages of the Master Funds, Graham Cash Assets LLC and Graham Cash Assets II LLC, please reconcile the net income information presented in each of the respective footnotes to the amount presented with the Statements of Operations and Managing Member Allocation.

b.
Management’s tabular disclosure on page A-58 detailing “gains and losses on all financial instruments held by the Master Funds reported in net income on investments” appears to only provide information for the period ended December 31, 2009.  Please provide similar information of the period ended December 31, 2008.  In addition, please disclose how the total amount presented reconciles to the information present on page A-50.

As described in the footnotes to the financial statements, the Fund and the Master Funds offer monthly subscriptions and redemptions.  This results in monthly changes to the percentages of the Master Funds owned by the Fund.  The Fund records its share of the gains, losses, income and expenses from each Master Fund in which it invests on a monthly basis.  Therefore, it would be improper to recalculate those amounts using the December 31, 2009 ownership percentage detailed in the footnotes. Graham Cash Assets LLC offers daily liquidity and so the ownership percentages change on a daily basis.  Similarly it would be improper to recalculate the income allocated to the Fund from Graham Cash Assets LLC using the December 31, 2009 ownership percentage as disclosed in the footnotes. The following table illustrates the relationship between the statement of operations and the amounts detailed in the footnotes related to the Master Funds.

	Condensed Schedule of Investments	Investments in Masters Footnote
	(page A-22)	(page A-49)	Difference
Investment in Master Funds at Fair Value – December 31, 2009	$16,210,863	$16,210,863	$-

	Condensed Schedule of Investments	Investments in Masters Footnote
	(page A-30)	(page A-49)	Difference
Investment in Master Funds at Fair Value – December 31, 2008	$7,844,512	$7,844,512	$-

	Statement of Operations and Managing Member Allocation	Investments in Masters Footnote
	(page A-39)	(page A-49)	Difference
Net income allocated from investments in Master Funds – twelve months ended December 31, 2009 (statement of operations: $19,433,074 -$37,152)	$19,395,922	$19,395,922	$-

Net income allocated from investments in Master Funds – twelve months ended December 31, 2008 (statement of operations: $44,594,154 + $20,193)	$44,614,347	$44,614,347	$-

The tabular disclosure of gains and losses on all financial instruments held by the Master Funds is a disclosure which is required under ASC 815-50-4.  This requirement became effective for all interim periods beginning after November 15, 2008 and all fiscal years that include those periods. With respect to a calendar year-end company, the disclosure requirements became effective for the first quarter of 2009 and the fiscal year 2009.  The FASB statement accompanying ASC 815-50-4 stated that comparative disclosures were not required, and therefore no tabular disclosure was included, for 2008. The total gains and losses presented on page A-58 agree to the sum of net realized gain on investments and net increase in appreciation on investments presented in the corresponding Master Fund’s statement of operations presented on page A-50.  For an illustrative example please see the response to comment 20 above.

  *                 *                  *

To assist you in your review of Amendment No. 2 to the Registration Statement, enclosed herewith is a copy of the amendment marked to show changes.  As requested in your Letter, the Manager has enclosed with this response letter a “Tandy” letter, a copy of which is included with the filing of Amendment No. 2 to the Registration Statement.

Please feel free to call the undersigned at (212) 969-3600 with any questions.

Very truly yours,

/s/ Christopher Wells by Yolanda O'Donohue

Christopher Wells

cc:	Paul Sedlack